Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746
Date: April 8, 2022
R1 RCM Announces Filing of Registration Statement on Form S-4 Related to Proposed Acquisition of Cloudmed
Murray, Utah – April 7, 2022 - R1 RCM Inc. (NASDAQ:RCM), a leading provider of technology-driven solutions that transform the patient experience and financial performance of healthcare providers, today announced that Project Roadrunner Parent Inc., a wholly owned subsidiary of R1, has publicly filed a registration statement on Form S-4 relating to its previously announced proposed acquisition of Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers.
R1 and Cloudmed announced their definitive transaction agreement on January 10, 2022. Upon closing of the transaction, current R1 shareholders will own approximately 70% of the combined company on a fully diluted basis and Cloudmed equity holders will own approximately 30%. Cloudmed equity holders will enter into an 18-month lockup agreement, subject to partial early release after six months under certain circumstances. The transaction, which has been unanimously approved by the Board of Directors of R1 and the Board of Managers of Cloudmed, is expected to close in the second quarter of 2022, subject to approval of the stock issuance by R1 shareholders, the effectiveness of the aforementioned registration statement on Form S-4, receipt of regulatory approvals and the satisfaction of other customary closing conditions.
The registration statement contains a preliminary proxy statement/prospectus. These documents contain important information about R1, Cloudmed and the proposed acquisition. The registration statement has not yet become effective and the information contained therein and in the preliminary proxy statement/prospectus is subject to change.
About R1 RCM
R1 is a leading provider of technology-driven solutions that transform the patient experience and financial performance of hospitals, health systems, and medical groups. R1’s proven and scalable operating models seamlessly complement a healthcare organization’s infrastructure, quickly driving sustainable improvements to net patient revenue and cash flows while reducing operating costs and enhancing the patient experience. To learn more, visit: r1rcm.com.

About Cloudmed
Cloudmed partners with over 400 of the largest healthcare providers in the United States and recovers over $1.8 billion of underpaid or unidentified revenue for its clients annually. It is unique in its ability to utilize industry-leading expertise and the powerful CloudmedAI™ Platform to help providers boost productivity and increase revenue. Cloudmed was awarded 2021 Best In KLAS: Revenue Integrity/Underpayment Services and Robotic Process Automation. Its solution suites have HFMA Peer Review status and are HITRUST certified. For more information, visit www.cloudmed.com.
Additional Information and Where to Find It
This press release includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc., a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. Promptly after the proxy statement / prospectus is declared effective by the SEC, the Company will send the definitive proxy statement / prospectus and a proxy card to each shareholder of the Company as of the record date for the meeting of R1 stockholders that has been established for voting on various proposals related to the transactions. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they do or will contain important information about the proposed transaction.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and by Project Roadrunner Parent Inc. through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company and Project Roadrunner Parent Inc. with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.
Participants in the Solicitation
R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the preliminary proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph.
No Offer or Solicitation
This press release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Forward-Looking Statements
This press release includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. statements regarding. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction; and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2021, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that Project Roadrunner Parent Inc. has filed relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Contact:
R1 RCM Inc.
Investor Relations:
Atif Rahim
312-324-5476
investorrelations@r1rcm.com

Media Relations:
Laura Kelly
312-719-3257
media@r1rcm.com